[AMERICAN GENERAL LIFE COMPANIES LOGO]

                                                                                                                         Lauren W. Jones
                                                                                                                         Chief Counsel, Business Lines
                                                                                                                         Direct Line (713) 831-8470
                                                                                                                         FAX (713) 620-3878
                                                                                                                         E-mail: Laurie.Jones@aglife.com

                                                                            June 21, 2010

BY EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:

American International Life Assurance Company of New York ("AI Life") and
American International Life Assurance Company of New York
   Variable Account B ("Registrant")
Polaris Life VUL
File No. 333-38324 and No. 811-04865-01
CIK No. 0000805749
EDGAR Submission Type RW Withdrawal Request
Withdrawal of Registration Statement after Effectiveness Pursuant to Rule 477 of the 1933 Act

Dear Ladies and Gentlemen:

          Pursuant to Rule 477 of the Securities Act of 1933, the Registrant, a separate account of AI Life, hereby requests that the U.S. Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's registration statement on Form S-6, File Nos. 333-38324 and 811-04865-01, filed with the Commission on June 1, 2000 and declared effective November 13, 2000, along with any amendments or exhibits filed thereto (the "Registration Statement").

          The product described in the Registration Statement was not marketed and no securities covered by the Registration Statement were offered, sold or purchased. We kept the Registration Statement current in the event that the product would be brought to market, but Registrant has decided not to proceed with the offering of the securities covered by the Registration Statement.

          It is our understanding that this request for withdrawal of the Registration Statement will be deemed granted as of the date it is filed with the Commission unless the Registrant receives notice from the Commission within 15 calendar days from the date it is filed that that this request will not be granted.

          Any questions or comments about the filing should be addressed to the undersigned at the above referenced number.

                                                                          Very truly yours,

                                                                           LAUREN W. JONES
cc: Jeffrey A. Foor, Esq.

                                                  American General Life Companies, LLC
                                                      2929 Allen Parkway, AT-30 . Houston, TX 77019